Exhibit 99.3

Number: C1188150

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that BARRICK GOLD CORPORATION/SOCIETE AURIFERE BARRICK changed its name to BARRICK MINING CORPORATION/SOCIETE MINIERE BARRICK on May 6, 2025 at 07:30 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On May 6, 2025 SINEAD O’CALLAGHAN Registrar of Companies Province of British Columbia Canada
ELECTRONIC CERTIFICATE